[redacted]

08004034

SEC
Mail Processing
Section

JUL 23 2008

Washington, DC
101

18 July 2008

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

CBridges

Corinna Bridges
Company Secretarial Assistant

Encs.

PROCESSED
JUL 31 2008
THOMSON REUTERS

7/30

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

12g3-2(b)

Regulatory Announcement

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Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	12:03 18-Jul-08
Number	3984Z12

RNS Number : 3984Z
Trinity Mirror PLC
18 July 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Trinity Mirror plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_______________	
3. Full name of person(s) subject to notification obligation:	Harris Associates L.P.

12g3-2(b)

4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	16/07/2008
6. Date on which issuer notified:	17/07/2008
7. Threshold(s) that is/are crossed or reached:	5% and 4%

8: Notified Details:

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentag voting righ	
				Direct	Indirect	Direct	Inc
Ordinary Shares	13,150,500	13,150,500	8,676,400	8,676,400		3.37%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

12g3-2(b)

Total (A+B)	
Number of voting rights	Percentage of voting rights
8,676,400	3.37%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	Harris Associates L.P.
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Sarah E. Grimm
15. Contact telephone name:	+1 (312) 621-0628

This information is provided by RNS
The company news service from the London Stock Exchange

END

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12g3-2(b)

Regulatory Announcement

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	12:01 18-Jul-08
Number	3981Z12

RNS Number : 3981Z
Trinity Mirror PLC
18 July 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**TRINITY MIRROR PLC**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):___________	
3. Full name of person(s) subject to	**AXA S.A., 25 Avenue Matignon,**

12g 3-2(b)

notification obligation:	**75008 Paris and its group of companies**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**16/07/2008**
6. Date on which issuer notified:	**17/07/2008**
7. Threshold(s) that is/are crossed or reached:	**13%**

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
0903994	**33,559,395**	**33,559,395**	**3,437,460**	**3,437,460**	**30,040,297**	**1.33**	**11.65**

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

12g3-2(b)

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
33,477,757	**12.99%**

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:		
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)	200,000	0.07758% (Direct
Sun Life Unit Assurance Ltd A/c X	325,000	0.12607% (Direct
Sun Life Unit Assurance Ltd A/c X	105,000	0.04073% (Direct
PPP Healthcare Group plc	15,474	0.00600% (Direct
Sun Life Pensions Management Ltd A/c	500,000	0.19396% (Direct
Sun Life Assurance Society plc	93,000	0.03608% (Direct
AXA Insurance UK	40,000	0.01552% (Direct
AXA UK Group Pension Scheme	9,000	0.00349% (Direct
AXA Financial, Inc.	29,763,503	11.54562% (Indire
Sun Life International (IOM) Ltd	300,000	0.11637% (Indirec
AXA Financial, Inc *	267,794	0.10388% (Indirec
Sun Life Unit Assurance Ltd LTAV UK Equity	71,235	0.02763% (Indirec
Sun Life Unit Assurance Ltd ABL High Alpha	115,600	0.04484% (Direct
Sun Life Unit Assurance Ltd FTSE All Share Tracker	45,660	0.01771% (Direct
Sun Life Pensions Management LTAV UK Equity	344,813	0.13376% (Direct
Sun Life Pensions Management ABL High Alpha	716,000	0.27775% (Direct
Sun Life Pensions Management FTSE All Share Tracker	221,542	0.08594% (Direct
AXA Winterthur	68,842	0.02670% (Direct
Axa Sun Life with Profits Passive	174,222	0.06758% (Direct
Axa Sun Life with Profits Passive	101,072	0.03921% (Direct
Total Direct =	**3,437,460**	**1.33343%**
Total Indirect =	**30,040,297**	**11.65299%**
Total	33,477,757	12.98643%

12g3-2(b)

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Terry Marsh
15. Contact telephone name:	020 7003 2637

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Trinity Mirror plc

12g3-2(b)

17 July 2008

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

Encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

12g3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Statement re. Press Comment
Released	13:16 16-Jul-08
Number	2103Z13

RNS Number : 2103Z
Trinity Mirror PLC
16 July 2008

Trinity Mirror plc

16 July 2008

**TRINITY MIRROR PLC
STATEMENT**

Trinity Mirror has noted recent press commentary concerning its debt facilities and pension liabilities.

The Company wishes to clarify the following:

Financing

Trinity Mirror is trading comfortably within the covenants for its debt facilities.

The Company had around £425 million of net debt as at 29 June 2008.

- The majority of the Company's borrowings are

through a US$ private placement,
with principal financial covenants as follows:

- Net Debt/EBITDA no greater than 4 times
- Interest cover not less than 2 times

With the exception of a circa £60 million repayment in October 2008 no further repayments on the US private placement are due until October 2011. This repayment will be funded through cash flow and drawing on the new bank facility.

- In addition, the Company has a new £210 million bank facility secured during June 2008. No cash drawings have been made on this facility. The principal financial covenants attached to this facility are as follows:

  - Net Debt/EBITDA no greater than 3.25 times
  - Interest cover not less than 3 times.

  There has been no tightening of the financial covenants in this facility relative to the £269 million facility which it replaced.

Pensions

There are no liquidity issues with any of our pension schemes and deficits continue to be funded in accordance with payment schedules agreed with the Trustees of the various pension schemes. The Company does not expect any increase in pension contributions during 2008 beyond those already agreed.

As usual, the Company will provide an update on its pension schemes at the time of its interim results, which will be announced on 31st July.

12g3-2(b)

Trading

The Company continues to be cash generative and to perform in line with expectations following the trading update issued on 30th June.

Enquiries to:

Trinity Mirror plc
Vijay Vaghela, Group Finance Director
020 7293 3000
Nick Fullagar, Director Corporate
Communications 020 7293 3622

Maitland
Neil Bennett
020 7379 5151
Emma Burdett

END

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12g3-2(b)

Regulatory Announcement

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Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	13:55 17-Jul-08
Number	3178Z13

RNS Number : 3178Z
Trinity Mirror PLC
17 July 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Tri Mirrc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	Ye
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Deut Bank

12g3-2(b)

4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14/07
6. Date on which issuer notified:	15/07
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transactio				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting	
				Direct	Indirect	Direct	I
GB0009039941	7,838,532	7,838,532	Below 3%	Below 3%		Below 3%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of v rights

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

12g 3-2(b)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	David Lindsay\Andrew Anderson
15. Contact telephone number:	+00 44 207 545 8533\8532

This information is provided by RNS
The company news service from the London Stock Exchange

END

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12g3-2(b)

12g3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	13:56 17-Jul-08
Number	3179Z13

RNS Number : 3179Z
Trinity Mirror PLC
17 July 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Trinity Mirror plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):________	
3. Full name of person(s) subject to notification obligation:	Harris Associates L.P.

12g3-2(b)

4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	15/07/2008
6. Date on which issuer notified:	16/07/2008
7. Threshold(s) that is/are crossed or reached:	6%

8: Notified Details:

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering trans				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percent voting ri	
				Direct	Indirect	Direct	I
Ordinary Shares	16,003,748	16,003,748	13,150,500	13,150,500		5.10%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

12g3-2(b)

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
13,150,500	5.10%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	Harris Associates L.P.
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Sarah E. Grimm
15. Contact telephone name:	+1 (312) 621-0628

This information is provided by RNS
The company news service from the London Stock Exchange

END

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12g3-2(b)

Regulatory Announcement

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Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	15:10 17-Jul-08
Number	3270Z15

RNS Number : 3270Z
Trinity Mirror PLC
17 July 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Tri Mirr
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	Ye
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Deu Bank

12g3-2(b)

4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	15/07
6. Date on which issuer notified:	16/07
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transactio			
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of v rights
				Direct	Indirect	Direct
GB0009039941	Below 3%	Below 3%	8,786,632	8,786,632		3.41%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of vo rights

Total (A+B)

Number of voting rights	% of voting rights
8,786,632	3.41%

12g3-2(b)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	David Lindsay\Andrew Anderson
15. Contact telephone number:	+00 44 207 545 8533\8532

This information is provided by RNS
The company news service from the London Stock Exchange

END

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12g3-2(b)

12g 3-2(b)

Regulatory Announcement

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Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	15:08 17-Jul-08
Number	3267Z15

RNS Number : 3267Z
Trinity Mirror PLC
17 July 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Trinity Mirror plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):__Sale/Disposal of Shares____	**Yes**
3. Full name of person(s) subject to	Newton Investment

12g3-2(b)

notification obligation:	Management Limited
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	16/07/08
6. Date on which issuer notified:	17/07/08
7. Threshold(s) that is/are crossed or reached:	Decrease from 3.01% to 2.66%

8: Notified Details:
Sale of 910,986 shares

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage o voting rights**	
				Direct	**Indirect**	**Direct**	**Indire**
Ordinary Shares ISIN GB0009039941	7,770,856	3.01%	N/A	N/A	6,859,870	N/A	2.66%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

12g3-2(b)

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
6,859,870	**2.66%**

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Newton Investment Management Limited hold these shares as a discretionary Investment Manager

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	**Asif S Lalani**
15. Contact telephone name:	**+44 (0)20 7163 5115**

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